EXHIBIT 20

                                                          NEWS RELEASE

                                                          NEWS RELEASE

Fortune Brands, Inc., 1700 East Putnam Avenue, Old Greenwich, CT  06870

                                                          NEWS RELEASE


Media Relations:    Investor Relations:
Roger W. W. Baker   Daniel A. Conforti
(203)698-5148       (203)698-5132


      FORTUNE BRANDS THIRD QUARTER PRO FORMA E.P.S. UP 16%;
                     COMPARABLE SALES UP 5%;
            REAFFIRMS STRONG EARNINGS GROWTH OUTLOOK



Old Greenwich, CT, October 21, 1997 -- Fortune Brands, Inc. (NYSE-

FO), the international consumer products company, today announced strong third quarter results, reaffirmed the outlook for

excellent growth for the full year 1997 and expressed optimism about the outlook for 1998 and beyond.  Following the spin-off of the U.K.-based Gallaher tobacco business, American Brands changed its name to Fortune Brands.  Fortune Brands began trading on the

New York Stock Exchange on June 2, 1997.

     The Company reported a strong 16% increase in pro forma

primary and fully diluted earnings per Common share to 29 cents for the quarter ended September 30, 1997, versus 25 cents a year earlier.  Cash earnings (pro forma E.P.S. plus 15 cents per share of goodwill amortization) were 44 cents per share, 52% higher than pro forma earnings.

     Pro forma E.P.S. excludes restructuring and other

nonrecurring pre-tax charges of $38 million for the quarter and

$127 million for the nine months and is adjusted to reflect the net cash payment Gallaher made to the Company and the assumption that these proceeds were used to repay debt and purchase shares at the beginning of 1996.

     For the nine months, pro forma earnings per share were

$1.01, up 16% from 87 cents last year.  Pro forma fully diluted earnings per share rose 15% to 99 cents.  Cash earnings,

including 44 cents (43 cents fully diluted) of goodwill

amortization, were $1.45 per share ($1.42 cents fully diluted).

     Consolidated net sales, excluding acquisitions and

divestitures, were up 5% for the three and nine months.  The nine month comparison also excludes an extra month of Whyte & Mackay operations in the 1996 second quarter related to a change to a calendar year-end reporting basis.

     "Fortune Brands is performing very well," noted Chairman and

Chief Executive Officer Thomas C. Hays.  "We're achieving

comparable top-line growth of 5%.  We posted another strong

increase in pro forma earnings.  We're solidly on track to

achieve our 1997 E.P.S. growth target of 13-15%, and our long-

term outlook is very bright.

     "For the quarter, pro forma E.P.S. was up 16%.  Operating

company contribution was a record, backed by gains in all brand categories.  Comparable contribution, excluding acquisitions and divestitures, was up 11%.

     "Our long-term goal is to generate E.P.S. growth in the

range of 13-15%, assuming a satisfactory economic and pricing environment, and we've been moving decisively to strengthen our prospects.  Across our brands, we're tightly focused on three driving forces:  sales growth, cost initiatives and asset

management.  We're moving solidly ahead on all three fronts, with accelerated new product development, restructuring to assure globally competitive manufacturing and sourcing, and aggressive programs to enhance working capital efficiency.

     "We're also building on our leading positions with high

return, add-on acquisitions.  Over the past three months, we completed three add-on acquisitions and announced a fourth:  Nobo

Group greatly strengthens our presence in presentation products and equipment in Europe, May Tag & Label gives us a strong

foothold in the growing ink jet and laser label category, and

Bobby Grace putters fills out the Cobra golf line with a world-

renowned putter.  (These acquisitions will be reflected in

operating results beginning with the fourth quarter.)  Late last month, we announced agreement to acquire CSI-Donner, a leader in bathroom accessories that enhances our category-leading Moen faucets.  We also profitably sold two nonstrategic office product units.

     "These actions, backed by our powerful consumer brand

portfolio and strong financial resources, give us confidence as we look ahead.  We expect to conclude 1997 with another strong earnings gain in the fourth quarter, compared with the 43 cents

(42 cents fully diluted) pro forma E.P.S. posted in last year's quarter, and we are optimistic about the outlook for 1998 and beyond.  Accordingly, we have increased the dividend on the

Common stock, effective with the December 1 payment, by 5% to an indicated annual rate of 84 cents per share."



                        Brand Highlights



:::Home and Office Products Brands:::

     Home and office products sales and contribution on a

comparable basis (excluding acquisitions and dispositions) were up 6% and 12%, respectively, in the quarter.  We are identifying significant new business and cost reduction opportunities

associated with the coordinated management of these brands.  Home and office products represent nearly half of consolidated

contribution and have solid growth characteristics.



    ---Office Products ---

     Comparable sales and contribution from the office products brands were up 11% and 25%, respectively, in the quarter.  ACCO,

the global leader in office supplies, recently completed the acquisition of Nobo Group and May Tag & Label and profitably divested two nonstrategic businesses.  These acquired brands,

along with Advanced Gravis, a leader in personal computer

joysticks and game pads acquired late last year, strengthen our position in fast-growing product categories.

     The solid overall increase for the office products brands

was led by particularly strong and broad-based gains in North

America, where overall sales were up 15% on a comparable basis,

with the U.S., Canada and Mexico all registering double-digit gains. The Day-Timer brand, a leader in time-management, was up

29% on the strength of a significant increase in sales at retail and growth in the direct mail business.  Kensington, a world leading computer accessories brand, was up 38%, benefiting from the successful sell-in of innovative new products, including

Smart Sockets and the Orbit trackball, and share gains at key retailers.  Internationally, office products sales in the U.K.

and Australia, where we are the category leader, were up 8% and

10%, respectively, offsetting continuing softness in continental

Europe.

     During the quarter, ACCO negotiated an agreement that will result in the closing of the Swingline brand facilities in New

York City and shifting production to Mexico.  This move is

necessary to keep Swingline, the world's leading stapler brand,

competitive.

     We're investing in new product development for the office

products brands at a record pace, and that's already producing significant incremental sales.  We expect another strong

contribution increase in the fourth quarter from these brands,

concluding an excellent double-digit growth year.



    ---Home Products ---

     Contribution from the home products brands increased 7%,

with increases at Moen, Aristokraft and Waterloo partly offset by the expected decline at Master Lock.  Sales were up slightly in spite of significant price cuts this past January on Master Lock,

the world's leading padlock brand.

     Master Lock continues to show an encouraging rebound.  Unit volume was up in the quarter, backed by solid response at retail to the lower prices and promotional packaging.  Over the coming months, Master will be initiating the most extensive series of new product launches in the brand's history, targeted at high-

security applications and at retail consumers.  Progress

continued in developing initiatives to reduce costs and enhance profitability through foreign manufacturing and sourcing

arrangements.

     Aristokraft, which is number 2 in kitchen and bath cabinets,

posted another double-digit contribution increase, achieved

significant new distribution for its products and a solid

increase in working capital efficiency.  Waterloo, the world leader in tool storage, also had a fine quarter, bolstered by very strong sell-through at retail.  The transfer of Waterloo production to a new, lower cost plant in Oklahoma is proceeding very well.

     Contribution from Moen, the number 1 faucet brand in North

America, rose modestly in the quarter.  A series of new kitchen faucet product introductions, the most extensive in Moen's

history, was launched beginning in late June.  Excellent

placement of the new products was achieved with key retailers and wholesalers as the quarter progressed.  With consumers

increasingly buying matching faucets and other bathroom

accessories, the pending acquisition of the Donner brand offers substantial potential to introduce complementary lines.  Moen results in the quarter were adversely affected by trade inventory reductions, but sell-through remained strong.

     Overall from the home products brands, we expect modest

contribution growth for the fourth quarter and full year, even including the projected decline at Master Lock.  Excluding Master

Lock, we expect contribution growth approaching double-digits for the full year.



:::Golf Brands:::

     The golf brands achieved another double-digit contribution increase in the quarter, up 21% to a record.  We are the

worldwide leader in this category, and the strong gain reflects continued sales increases in golf balls, golf shoes, golf gloves and golf clubs by the Titleist, Foot-Joy, Cobra and Pinnacle brands.  Overall, sales were up 7% for the quarter and 12% for the nine months, both to records.

     Worldwide, golf ball sales were up 10% for the quarter and nine months, fueled by increases in the U.S., U.K., continental

Europe and Japan.  Gains for Titleist, the number 1 ball in golf,

were led by a 35% volume increase year-to-date for the premium-

positioned Titleist Professional, which is played by Tiger Woods,

Ernie Els and Davis Love III.  Worldwide, Pinnacle golf ball units were up 21% year-to-date.  At the PGA Merchandise Show last month, significant new product introductions included the new

Titleist Professional, Titleist Tour Distance and Pinnacle Gold

LS.  For the nine months, Titleist ranks as the number 1 ball in wins on the worldwide professional tours, winning more than 5 times as many events as the nearest competitor, number 1 in

worldwide players and number 1 in money won.

     Titleist golf clubs accelerated their powerful sales growth,

up 32% in the quarter and 22% for the nine months, driven by strong demand in all major markets for the Titleist DCI irons and for the Scotty Cameron by Titleist putter.  Unit sales of

Titleist irons were up 29% in the quarter and 25% for the nine months.  The new Titleist Titanium 975D and 976R drivers were launched at the PGA Merchandise Show and have already won 9 times on 5 professional tours, finishing 1 and 2 at the PGA

Championship.  Scotty Cameron by Titleist putters have been the putter of choice at 32 of 39 PGA Tour events and rank number 1 on the PGA Tour in wins.

     The Cobra brand posted good sales growth for the nine

months, even though the sales comparison for the quarter was adversely affected by the timing of shipments and product

introductions last year.  Cobra margins were up in the quarter,

reflecting manufacturing and operating efficiencies.  At the PGA

Merchandise Show, Cobra introduced an array of new and enhanced products, including King Cobra II irons with the Hump Steel

shaft, Men's King Cobra Ti and King Cobra Ti Offset woods, and

Men's King Cobra Deep Face and King Cobra Offset stainless steel woods.  In August, Cobra capitalized on its acquisition of Bobby

Grace putters, which have amassed 40 Tour wins worldwide,

introducing 6 new Bobby Grace by Cobra putters.

     Foot-Joy, the number 1 golf shoe and golf glove, posted a

strong 13% sales increase in the quarter.  Foot-Joy has taken a leadership role in fashion, which has become an important trend in golf footwear.  This year, Foot-Joy has introduced five new lines in the U.S., including Continental Classics, the Foot-Joy

Europa Collection and Soft-Joys Sports, offering unique styling targeted at niche markets.  A special line of welted shoes,

European Classics, was introduced in European markets, and every existing line has been updated with new styles.

     We expect double-digit contribution growth from these brands for the full year, with a particularly strong increase in the fourth quarter.



:::Distilled Spirits Brands:::

     Contribution from the distilled spirits brands was up 6% in the quarter, reflecting a strong performance for the North

American operations.  Sales excluding excise taxes increased 3%

in both the quarter and nine months, benefiting from price

increases and favorable product mix.  The nine month comparison also excludes an additional month of sales in the 1996 second quarter to shift the U.K.-based Whyte & Mackay operations to a calendar year basis.

     Worldwide, total distilled spirits case volume declined 1%

in the quarter and nine months.  Volume for Jim Beam, the number

1 Bourbon in the world, held steady for the nine months, and Jim

Beam premixed cocktails, sold primarily in the international markets, posted a 13% gain.  Small Batch Bourbons continued to achieve strong gains, with volume up 35% for the nine months.

     North American contribution was up 11% in the quarter and 6%

for the nine months, benefiting from improved gross margins and lower operating expenses.  DeKuyper cordial volume soared 18% in the quarter and 6% for the nine months, led by strong consumer acceptance of Sour Apple Pucker, introduced earlier this year.

Altogether, the three Pucker flavors, including two introduced last year, exceeded 200,000 cases for the nine months.

     International contribution was up slightly in the quarter,

following a very strong second quarter gain.  For the nine

months, international contribution was up 8%, driven by solid gains in Australia.  Jim Beam Bourbon volume was up a solid 5%

for the nine months in Australia, where it is the number 1

selling distilled spirit.

     We expect continued solid contribution growth from the

distilled spirits brands in the fourth quarter and for the full year.  With strong cash flow, the distilled spirits brands

generate significantly faster increases in pre-tax income.

                             * * * *

     Fortune Brands, Inc. is an international consumer products company with headquarters in Old Greenwich, Connecticut.  Its operating companies have powerhouse brands and leading market positions.  Home and office products consist of hardware and home improvement brands -- including Moen faucets, Master locks and

Aristokraft cabinets sold by units of MasterBrand Industries --

and office products brands -- including ACCO World Corporation's

Day-Timer and Swingline.  Acushnet

Company's golf brands include Titleist, Cobra and Foot-Joy.

Major distilled spirits brands sold by units of JBB Worldwide,

Inc. include Jim Beam and the Small Batch Bourbons, DeKuyper cordials and Whyte & Mackay Scotch.

                           *    *    *

     This press release contains statements relating to future

results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.

Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign

exchange rate fluctuations, competitive product and pricing

pressures, the impact of excise tax increases with respect to distilled spirits, regulatory developments, the uncertainties of litigation, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange

Commission filings.

                              # # #




                              FORTUNE BRANDS, INC.
                        CONSOLIDATED STATEMENT OF INCOME
                     (In millions, except per share amounts)
                                   (Unaudited)

                                       Three Months Ended September 30,

                                         1997        1996      % Change

Net Sales                              $1,185.5   $1,158.1        2.4

    Cost of sales                         713.2      711.4        0.3

    Advertising, selling, general
      and administrative expenses         318.5      305.8        4.2

    Amortization of intangibles            26.0       25.7        1.2

    Restructuring and other
         nonrecurring charges              38.1          -          -

    Interest and related expenses          24.0       43.1      (44.3)

    Other (income) expenses, net            4.7        2.9       62.1

Income From Continuing Operations
     Before Income Taxes                   61.0       69.2      (11.8)

    Income taxes                           33.0       38.0      (13.2)

Income From Continuing Operations          28.0       31.2      (10.3)

Income from discontinued operations           -      105.5          -

Extraordinary  items                          -          -          -

Net Income                                $28.0     $136.7      (79.5)

Earnings Per Common Share

 Primary

  Income from operations                  $0.29      $0.19       52.6

  Restructuring and other
      nonrecurring charges                (0.13)         -          -

  Income from continuing operations        0.16       0.19      (15.8)

  Income from discontinued opers.             -       0.61          -

  Extraordinary items                         -          -          -

        Net income                        $0.16      $0.80      (80.0)

 Fully Diluted

  Income from operations                  $0.29      $0.19       52.6

  Restructuring and other
      nonrecurring charges                (0.13)         -          -

  Income from continuing operations        0.16       0.19      (15.8)

  Income from discontinued opers.             -       0.60          -

  Extraordinary items                         -          -          -

        Net income                        $0.16      $0.79      (79.7)


Avg. Common Shares Outstanding
    Primary                               171.3      170.4        0.5
    Fully diluted                         176.3      173.9        1.4





                              FORTUNE BRANDS, INC.
                        CONSOLIDATED STATEMENT OF INCOME
                     (In millions, except per share amounts)
                                   (Unaudited)

                                        Nine Months Ended September 30,

                                         1997        1996      % Change

Net Sales                              $3,526.1   $3,420.9        3.1

    Cost of sales                       2,102.7    2,078.5        1.2

    Advertising, selling, general
      and administrative expenses         959.9      915.5        4.8

    Amortization of intangibles            77.9       76.9        1.3

    Restructuring and other
         nonrecurring charges             127.4          -          -

    Interest and related expenses          92.7      122.6      (24.4)

    Other (income) expenses, net            7.5        3.2      134.4

Income From Continuing Operations
     Before Income Taxes                  158.0      224.2      (29.5)

    Income taxes                           90.7      105.2      (13.8)

Income From Continuing Operations          67.3      119.0      (43.4)

Income from discontinued operations        65.1      263.8      (75.3)

Extraordinary  items                          -      (10.3)         -

Net Income                               $132.4     $372.5      (64.5)

Earnings Per Common Share

 Primary

  Income from operations                  $0.90      $0.68       32.4

  Restructuring and other
      nonrecurring charges                (0.51)         -          -

  Income from continuing operations        0.39       0.68      (42.6)

  Income from discontinued opers.          0.38       1.51      (74.8)

  Extraordinary items                         -      (0.06)         -

        Net income                        $0.77      $2.13      (63.8)

 Fully Diluted

  Income from operations                  $0.89      $0.68       30.9

  Restructuring and other
      nonrecurring charges                (0.50)         -          -

  Income from continuing operations        0.39       0.68      (42.6)

  Income from discontinued opers.          0.36       1.47      (75.5)

  Extraordinary items                         -      (0.06)         -

        Net income                        $0.75      $2.09      (64.1)


Avg. Common Shares Outstanding
    Primary                               171.6      174.3       (1.5)
    Fully diluted                         175.7      178.8       (1.7)

                                 (NOTES FOLLOW)

                              FORTUNE BRANDS, INC.
                     (In millions, except per share amounts)

NOTES:

(1)  PRO FORMA FINANCIAL INFORMATION

     On May 30, 1997, the international tobacco operations were spun off and to allocate the overall debt burden of the Company at the time of the spin-off, Gallaher borrowed and paid to the Company an amount that will ultimately result in approximately $1.25 billion, after taxes. The Company used the proceeds initially to pay down short-term debt.

     The following sets forth income from continuing operations excluding restructuring and other nonrecurring charges and adjusted to reflect the net cash payment Gallaher made to the Company and the assumption that such proceeds were used to purchase 2.5 million Common shares and repay debt as of January 1, 1996. The ultimate use of the proceeds may differ from that described herein.

                                    PRO FORMA FINANCIAL INFORMATION
                                    Three Months Ended September 30,
                                       1997      1996     %Change
     Income from Operations           $51.0     $41.4       23.2
     Earnings Per Common Share-
          Primary                     $0.29     $0.25       16.0
          Fully Diluted                0.29      0.25       16.0

                                     Nine Months Ended September 30,
                                       1997      1996     %Change
     Income from Operations          $172.8     $149.8     15.4
     Earnings Per Common Share-
          Primary                     $1.01     $0.87      16.1
          Fully Diluted                0.99      0.86      15.1

     Previously published pro forma amounts, which reflected an assumed purchase of 10 million Common shares, have been adjusted to reflect an assumed purchase of 2.5 million Common shares. The impact to E.P.S. for the three months and nine months ended September 30, 1996 is negligible. The impact on primary and fully diluted E.P.S. for the year 1996 is a reduction of two cents to $1.30 and $1.28, respectively.


                              FORTUNE BRANDS, INC.
                                  (In millions)
NOTES (CONTINUED):

(1)  PRO FORMA FINANCIAL INFORMATION (Concluded)

     Amortization of intangibles included in pro forma primary and fully diluted earnings per share for the three month periods ended September 30, 1997 and 1996 amounted to 15 cents. For the nine months ended September 30, 1997 amortization of intangibles included in primary and fully diluted earnings per share amounted to 44 cents and 43 cents, and for the 1996 period, amounted to 43 cents and 42 cents, respectively.

(2)  INFORMATION ON BUSINESS SEGMENTS

     Net sales by business segment:
                                   Three Months Ended September 30,
                                      1997         1996     %Change
     Home Products                 $  352.4      $  349.1     0.9
     Office Products                  316.4         304.3     4.0
         Home and Office Products     668.8         653.4     2.4
     Golf Products                    208.7         195.5     6.8
     Distilled Spirits (a)            308.0         309.2    (0.4)
         Total (b)                 $1,185.5      $1,158.1     2.4

                                    Nine Months Ended September 30,
                                      1997         1996     %Change
     Home Products                 $1,016.6     $1,005.8      1.1
     Office Products                  891.9        853.3      4.5
         Home and Office Products   1,908.5      1,859.1      2.7
     Golf Products                    750.0        669.1     12.1
     Distilled Spirits (a)            867.6        892.7     (2.8)
         Total (b)                 $3,526.1     $3,420.9      3.1

     (a) Federal and foreign excise taxes included in net sales and cost of sales for the three months ended September 30, 1997 and 1996 amounted to $100.9 and $107.4, and for the nine months ended September 30, 1997 and 1996 amounted to $286.7 and $309.7, respectively.

          Distilled Spirits net sales, excluding excise taxes, were up 3% for the three months and also excluding an extra month in the second quarter last year at Whyte & Mackay U.K. operations (change to calendar year-end), were up 3% for the nine months ended September 30, 1997.

     (b) Consolidated net sales, excluding nonstrategic businesses sold and the Advanced Gravis acquisition, were up 5% for the three and nine months ended September 30, 1997. The nine month comparison also excludes an extra month in the second quarter last year at Whyte & Mackay U.K. operations (change to calendar year-end).


                              FORTUNE BRANDS, INC.
                                  (In millions)

NOTES (CONTINUED):


(2)  INFORMATION ON BUSINESS SEGMENTS (Concluded)


     Operating company contribution by business segment:

                                     Three Months Ended September 30,
                                        1997        1996     %Change
     Home Products                     $ 55.3      $ 51.8      6.8
     Office Products                     26.1        24.5      6.5
         Home and Office Products        81.4        76.3      6.7
     Golf Products                       26.7        22.0     21.4
     Distilled Spirits                   64.8        61.4      5.5
         Total (c)                     $172.9      $159.7      8.3


                                      Nine Months Ended September 30,
                                        1997        1996     %Change
     Home Products                     $158.9      $153.0      3.9
     Office Products                     69.9        65.0      7.5
         Home and Office Products       228.8       218.0      5.0
     Golf Products                      126.3       116.6      8.3
     Distilled Spirits                  164.8       154.6      6.6
         Total (c)                     $519.9      $489.2      6.3


          Operating company contribution is operating income excluding restructuring, other nonrecurring charges and amortization of intangibles.

     (c) Consolidated operating company contribution, excluding nonstrategic businesses sold and the Advanced Gravis acquisition, was up 11% and 7% for the three and nine months ended September 30, 1997, respectively.



                              FORTUNE BRANDS, INC.
                                  (In millions)

NOTES (CONTINUED):


(3)  DISCONTINUED OPERATIONS

     On May 30, 1997 the international tobacco operations were spun off and the name of the Company was changed to Fortune Brands, Inc. As a result, the Company's stockholders owned shares in two publicly-traded companies - Fortune Brands, Inc. and Gallaher Group Plc.

     The financial statements were reclassified at May 30, 1997, to identify tobacco operations as discontinued operations for all periods. Summarized results of operations for the international tobacco operations, net of allocation of interest expense based on a ratio of Gallaher's net assets to consolidated net assets of the Company, is as follows:

                             Three Months Ended   Nine Months Ended
      Results Of Operations     September 30,       September 30,
                                   1996           1997*        1996
      Net Sales                  $1,762.0       $2,575.0     $4,723.1
      Income Before Taxes          $161.9         $193.4       $405.6
      Spin-off Expenses                 -          (67.2)           -
      Income Taxes                  (56.4)         (61.1)      (141.8)
      Income From
        Discontinued Opers.        $105.5           $65.1      $263.8

       *  Reflects results through spin-off date, May 30, 1997.

     In connection with the spin-off, the conversion rate of each share of $2.67 Convertible Preferred stock was adjusted from 4.08 shares of American Brands, Inc. Common stock to 6.205 shares of Fortune Brands Common stock.

     In connection with the spin-off, 63.18% of each shareholder's tax basis in American Brands common shares should be allocated to Fortune Brands common shares and 36.82% should be allocated to Gallaher Group Plc shares.



                              FORTUNE BRANDS, INC.
                     (In millions, except per share amounts)

NOTES (CONTINUED):


(4)  RESTRUCTURING AND OTHER NONRECURRING CHARGES

     As previously announced, the Company has been reviewing productivity-enhancing restructuring opportunities and, during the three months and nine months ended September 30, 1997, recorded pre-tax charges of $38.1 and $127.4, respectively.

     Restructuring and other nonrecurring charges by business segment:

                                        Three Months Ended
                                        September 30, 1997

                                               Nonrecurring
                                               Cost of Sales
                                Restructuring     Charges     Total
     Home Products                 $ 6.8          $   -      $  6.8
     Golf Products                  11.6           19.7        31.3

         Total                     $18.4          $19.7       $38.1

     Income Tax Benefit                                       $15.1
     Net Charge                                               $23.0
     Charge Per Common Share
         Primary                                              $0.13
         Fully Diluted                                        $0.13

                                        Nine Months Ended
                                        September 30, 1997

                                               Nonrecurring
                                                 Cost of
                                                  Sales
                                Restructuring    Charges      Total
     Home Products                 $15.9         $ 8.3       $ 24.2
     Office Products                23.5             -         23.5
     Home and Office Products       39.4           8.3         47.7
     Golf Products                  11.6          19.7         31.3
     Distilled Spirits              23.2          25.2         48.4
         Total                     $74.2         $53.2       $127.4

     Income Tax Benefit                                       $39.0
     Net Charge                                               $88.4
     Charge Per Common Share
         Primary                                              $0.51
         Fully Diluted                                        $0.50




                              FORTUNE BRANDS, INC.
                     (In millions, except per share amounts)

NOTES (CONTINUED):

(4)  RESTRUCTURING AND OTHER NONRECURRING CHARGES (CONCLUDED)

     Home Products include charges related to the discontinuance of certain product lines and operations, the consolidation of facilities and the write-down of property, plant and equipment.

     Office Products include charges, principally resulting from the discontinuance and rationalization of businesses and product lines, lease cancellation costs and related assets and the write-down of property, plant and equipment, partly offset by the pre-tax gain on the sale of Sax Arts and Crafts, Inc. and Don Gresswell Limited.

     Golf Products include charges related to the discontinuance of certain product lines and the rationalization of operations.

     Distilled Spirits include charges resulting from the realignment and harmonization of domestic and international operations and relates to the standardization of bulk inventory valuations, and costs related to international distribution and lease agreements.

     Consistent with current accounting guidelines for restructuring activities, the Company currently expects to record additional charges during the fourth quarter of 1997 of approximately $90 (pre-tax) as formal restructuring plans are approved and communicated.

(5)  EXTRAORDINARY ITEMS

     In March 1996, the Company redeemed $149.6 of its $150 7- 5/8% Eurodollar Convertible Debentures, Due 2001, at a redemption price of 103.8125% of the principal amount plus accrued interest and redeemed its $150 9-1/8% Debentures, Due 2016, at a redemption price of 104.4375% of the principal amount plus interest. In connection with the redemptions, the Company recorded a charge of $10.3 ($15.8 pre-tax), or six cents per Common share.


                              FORTUNE BRANDS, INC.


NOTES (CONCLUDED):


(6)  PENDING LITIGATION

     The Company and its subsidiaries are defendants in various lawsuits associated with their business and operations and the Company is a defendant in actions based upon allegations that human ailments have resulted from tobacco use. It is not possible to predict the outcome of the pending litigation, but management believes that there are meritorious defenses to the pending actions and that the pending actions will not have a material adverse effect upon the results of operations, cash flow or financial condition of the Company. These actions are being vigorously contested.

     On December 22, 1994, the Company sold The American Tobacco Company subsidiary to Brown & Williamson Tobacco Corporation, a wholly-owned subsidiary of B.A.T Industries p.l.c. In connection with the sale, Brown & Williamson Tobacco Corporation and The American Tobacco Company agreed to indemnify the Company against claims arising from smoking and health and fire safe cigarette matters relating to the tobacco business of The American Tobacco Company.

     In connection with the spin-off of Gallaher Group Plc on May 30, 1997, Gallaher Group Plc and Gallaher Limited agreed to indemnify the Company against claims arising from smoking and health and fire safe cigarette matters relating to the tobacco business of Gallaher and its subsidiaries.




                              FORTUNE BRANDS, INC.
                             CONDENSED CONSOLIDATED
                                  BALANCE SHEET
                                  (In millions)

                                              September 30, December 31,
                                                  1997         1996
                                               (Unaudited)   (Restated)
Assets

   Current assets
      Cash and cash equivalents                    $66.4        $34.9
      Accounts receivable, net                     836.0        892.4
      Inventories                                  950.8      1,037.9
      Net assets of discontinued operations            -        683.3
      Other current assets                         172.7        193.6
                                               ---------    ---------
         Total current assets                    2,025.9      2,842.1

   Property, plant and equipment, net              934.6        972.6
   Intangibles resulting from
     business acquisitions, net                  3,611.0      3,730.7
   Other assets                                    232.0        191.9
                                               ---------    ---------
         Total assets                           $6,803.5     $7,737.3
                                               =========    =========
Liabilities and Stockholders' Equity

   Current liabilities
      Short-term debt                             $100.2       $728.3
      Current portion of long-term debt            173.0         53.9
      Other current liabilities                  1,223.9      1,285.9
                                               ---------    ---------
         Total current liabilities               1,497.1      2,068.1

   Long-term debt                                  834.1      1,598.3
   Other long-term liabilities                     428.9        386.7
                                               ---------    ---------
         Total liabilities                       2,760.1      4,053.1

   Stockholders' equity                          4,043.4      3,684.2
                                               ---------    ---------
         Total liabilities and
           stockholders' equity                 $6,803.5     $7,737.3
                                               =========    =========